Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Prospectus Supplement Addendum to Prospectus Supplement No. 1550 dated June 19, 2012 to the
Prospectus dated September 19, 2011 and the
Prospectus Supplement dated September 19, 2011

The Goldman Sachs Group, Inc. $25,000,000 Equity Index-Linked Medium-Term Notes, Series D, due 2012 (Linked to the TOPIX)

This prospectus supplement addendum relates to $15,000,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum. $10,000,000 principal amount of the notes, which we call the “original notes,” were issued on June 26, 2012, as described in the accompanying prospectus supplement no. 1550 dated June 19, 2012.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147B430) and ISIN (US38147B4308) numbers. In this prospectus supplement addendum, the term “notes” means the reopened notes and the original notes.

The following information supplements and should be read with the accompanying prospectus supplement no. 1550, together with the accompanying prospectus supplement dated September 19, 2011 relating to Medium-Term Notes, Series D and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk. The foregoing is only a brief summary of the terms of your notes above, you should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying prospectus supplement no. 1550 so that you may better understand the risks of your investment.

The estimated value of your reopened notes at the time the terms of your reopened notes were set on the reopened trade date for such notes (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $1,034 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue price (per $1,000 face amount):	$1,041.00	Original issue date: for the reopened notes, July 9, 2012
Underwriting discounts: $0.50 Selling commissions:	$2.50
Total underwriting discounts and commissions:	$3.00
Net proceeds to the issuer:	$1,038.00

We may decide to sell additional notes after the trade date for the reopened notes (June 29, 2012) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum, the accompanying prospectus supplement no. 1550, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum in connection with offers and sales of the notes in market-making transactions.

Goldman, Sachs & Co.

Prospectus Supplement Addendum dated June 29, 2012

The Underlier

The TOPIX, also known as the Tokyo Stock Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE.  Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index.  Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE.  The TOPIX is calculated and published by TSE. Additional information about the TOPIX is available on the following website: http://www.tse.or.jp/english/market/topix/index.html.   We are not incorporating by reference the website or any material it includes in this prospectus supplement addendum.

As of June 29, 2012, the 33 industry sectors which comprise the TOPIX represent the following weights in the index:

Sector:*	Percentage (%)**
Insurance	2.29%
Precision Instruments	1.47%
Banks	9.82%
Warehousing & Harbor Transportation Services	0.23%
Wholesale Trade	5.54%
Information Communication	6.68%
Transportation Equipment	10.55%
Machinery	4.93%
Securities & Commodity Futures	1.10%
Fishery, Agriculture & Forestry	0.10%
Real Estate	2.68%
Services	1.99%
Chemicals	5.78%
Construction	2.51%
Glass & Ceramics Products	1.01%
Nonferrous Metals	1.11%
Land Transportation	4.13%
Air Transportation	0.29%
Electric Appliances	12.86%
Electric Power & Gas	2.88%
Iron & Steel	1.66%
Rubber Products	0.80%
Retail Trade	4.36%
Foods	3.95%
Metal Products	1.11%
Pulp & Paper	0.33%
Mining	0.65%
Pharmaceutical	5.19%
Other Financing Business	0.85%
Other Products	1.49%
Oil & Coal Products	0.77%
Textiles & Apparels	0.91%
Marine Transportation	0.38%

* Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

** Information provided by TSE. Percentages may not sum to 100% due to rounding.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Closing
2012
Quarter ending June 30 (through June 29, 2012)	856.05	695.51	770.08

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above.  Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.